Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 6, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10494
40/60 Strategic Allocation Port. 1Q '23 - Term 4/16/24
(the “Trust”)
CIK No. 1948211 File No. 333-268596

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.The Staff notes the disclosure states, “The valuation of the Securities has been determined by the Sponsor.” Please revise this disclosure consistent with Rule 2a-5(d), which, in the case of a UIT, requires the UIT’s trustee or the UIT’s depositor to conduct fair value determinations under the rule, or explain how the fair value determination by the Sponsor is consistent with this requirement.

Response:Rule 2a-5(d) provides, in part, “[i]f the fund is a unit investment trust . . . the fund’s trustee or depositor must carry out the requirements of paragraph (a) of this section.” The Trust notes that First Trust Portfolios L.P. is the Trust’s “Sponsor,” which is the term used in the Registration Statement to refer to the depositor. The Trust respectfully points the Staff to the cover page of the S-6 filing, which states that the name of the depositor is First Trust Portfolios L.P. The Trust confirms the disclosure throughout the Registration Statement is consistent with Rule 2a-5.

Portfolio

2.Please clarify, if true, that the Trust seeks low risk and low volatility.

Response:The Trust does not seek low risk and low volatility; therefore, the Trust will not include this disclosure in the “Portfolio Selection Process” section.

3.The Staff notes that the Trust includes a 3-month price appreciation in its Value & International Model. Please add an explanation of how this is factored in.

Response:The Trust has revised the above-referenced disclosure as follows:

“- 3-month price appreciation. Companies are numerically ranked by their stock’s trailing three-month price appreciation, with a preference to those with the greatest price appreciation.”

4.The Staff notes the disclosure states, “A lower, but positive, ratio indicates investors are paying less for the cash flow generated which can be a sign of value.” Please clarify how this is factored into the price-to-cash flow analysis.

Response:The Trust notes the disclosure, as currently presented, is accurate. The growth and value/international models are multi-factor models encompassing a variety of factors to provide broad diversification within each sleeve. The “price-to-cash flow” factor is a commonly used metric for classifying and valuing stocks, which can be used in making a growth determination. The research department considers the “price-to-cash flow” metric in both models.

5.The Staff notes that the Trust includes a 6-month price appreciation in its Growth Model. Please add and explanation of how this is factored in.

Response:The Trust has revised the above-referenced disclosure as follows:

“- 6-month price appreciation. Companies are numerically ranked by their stock’s trailing six-month price appreciation, with a preference to those with the greatest price appreciation.”

6.Please consider disclosing how many stocks of each style is made up of the 30 stocks selected for the Trust in its Growth Model.

Response:The Trust notes the 30 stocks with the best overall ranking from each of the seven style classes are selected. Each stock is filtered through the Risk Model and either the Value & International Model or Growth Model. Therefore, the Trust respectfully declines to revise the disclosure, as the disclosure is appropriate for investor comprehension.

7.The Staff notes the disclosure states, “Where relevant, we review the credit quality of the underlying securities held by the funds.” Please explain.

Response:The Trust has revised the above-referenced disclosure as follows:

“In evaluating the fixed income ETFs, we also review the credit quality of the underlying securities held by the funds.”

8. The Staff notes the disclosure states, “We prefer to avoid funds with high expenses, as well as funds with higher than average expense ratios relative to their peers.” Please be more specific as to how these two factors are weighed.

Response:The Trust has revised the above-referenced disclosure as follows:

“If funds are substantially similar with regard to their fixed income characteristics, funds with lower expense ratios will be selected.”

9. Please consider the placement of the last two paragraphs of the “Portfolio Selection Process” section. Additionally, the Staff notes there is risk disclosure listed in the next section which covers at least the first noted paragraph. The Staff feels the disclosure should be in one place or the other.

Response:The disclosure has been revised as follows:

“Please note that we applied the strategies which make up a portion of the portfolio for the Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of the strategy would have resulted in the selection of different securities. The Securities were selected as of the strategy’s selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy’s selection date in which such market was open. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus, or companies which are subject to any of the limited circumstances which warrant removal of a Security from the Trust as described under “Removing Securities from the Trust,” are not eligible for inclusion in a Trust’s portfolio.”

Otherwise, the Trust believes the disclosure is appropriate for investor comprehension.

10. The Staff notes that foreign securities and ADRs are included in the Additional Portfolio Contents. Please clarify why these are included here when they are already disclosed in prior disclosure.

Response:In accordance with the Staff’s comment, the reference to foreign securities and ADRs has been removed from the Additional Portfolio Contents section.

Risk Factors

11.If the funds held by the Trust invest in bonds that reference LIBOR, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

12.If the funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon